VIA EDGAR August 7, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

RE:	Sysco Corporation

Registration Statement on Form S-4

File No. 333-196585

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sysco Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-196585) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on Friday, August 8, 2014, or as soon as possible thereafter.

In connection with this request, the Company acknowledges the following:

1. Should the United States Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Benjamin M. Roth at (212) 403-1378 or BMRoth@wlrk.com or Jeffrey K. Lee at (212) 403-1059 or JKLee@wlrk.com of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted. Thank you for your continued assistance.

Sincerely, Sysco Corporation

By:	/s/ Russell T. Libby
Russell T. Libby Executive Vice President—Corporate Affairs and Chief Legal Officers